1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            )

To announce the differences between the 2013 consolidated financial statements of Siliconware Precision Industries Co., Ltd. (the “Company”) prepared under Taiwan IFRS and IFRS as issued by the IASB.

(1) Under International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (“Taiwan IFRS”), the Company reported consolidated net income of NT$5,892,283 thousand; basic earnings per share after tax of NT$1.90; and diluted earnings per share after tax of NT$1.89 for the year ended December 31, 2013. The Company reported total assets of NT$101,809,571 thousand; total liabilities of NT$39,339,635 thousand; and stockholders’ equity of NT$62,469,936 thousand as of December 31, 2013.

(2) For the purpose of filing its annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”), the Company prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and reported consolidated net income of NT$5,842,009 thousand; basic earnings per share after tax of NT$1.89; and diluted earnings per share after tax of NT$1.87 for the year ended December 31, 2013. The Company reported total assets of NT$101,818,873 thousand; total liabilities of NT$39,947,198 thousand; and stockholders’ equity of NT$61,871,675 thousand as of December 31, 2013.

(3) The differences between Taiwan IFRS and IFRS as issued by the IASB mainly resulted from 10% tax on undistributed earnings, pension, ownership change in the equity-method investee, etc.

For more details, please refer to the 2013 annual report on Form 20-F that the Company filed with the U.S. SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 24, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer